[ADAMS AND REESE LLP LETTERHEAD]

December 13, 2006

Via Federal Express and EDGAR
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F St. NE
Washington, D.C. 20549-7010

  Re:
  BPZ Energy, Inc.
  Registration Statement on Form S-1
  Filed November 30, 2006
  File No. 333-139039

  Form 10-Q for the Fiscal Quarter
  Ended September 30, 2006
  File No. 0-29098

Dear Mr. Schwall:

        Pursuant to my conversation with you on December 11, 2006, set forth below are the revised responses of BPZ Energy, Inc. (the "Company") to the comments contained in your letter dated December 6, 2006 regarding the Company's above referenced filings. For your convenience, we have repeated in bold type the comments exactly as set forth in the December 6, 2006 letter. The Company's response to each comment and request is set forth immediately below the text of the applicable comment or request.

S-1

Risk Factors, page 4

1.
We note, from your Form 10-Q for September 30, 2006 that your disclosure controls are still not effective. In the early part of this section, provide a risk factor addressing this matter.

  Response:

        In response to this comment and our subsequent conversation, the Company has revised the fourth risk factor under the heading "Risks Relating to the Oil and Natural Gas Industry, the Power Industry, and Our Business" beginning on page 4 of Amendment No. 2 to Form S-1 to state as follows:

          We currently do not have effective disclosure controls and procedures. Failure to achieve and maintain effective disclosure controls and procedures and internal control over financial reporting in accordance with the rules of the SEC could adversely affect our business. Under current rules of the SEC, we are required to maintain effective disclosure controls and procedures and internal control over financial reporting. In September 2006, we restated our consolidated financial statements and other financial information from inception on August 20, 2001 to December 31, 2005 and for each of the quarters in years 2005 and 2004 with respect to the accounting and disclosure for the following:

    •
    in connection with the merger with Navidec, the description of the accounting and the valuation of certain Navidec options assumed by the Company;

    •
    the accounting for the post-merger operations of NFS; and

    •
    the accounting for expenses incurred on the Company's behalf by its former parent, BPZ & Associates, Inc. ("Associates") prior to the merger with Navidec.

          As a result of our restatements, we concluded that our disclosure controls and procedures were not effective for the period beginning as of the end of the quarterly period ended September 30, 2004 (the period during which the merger with Navidec occurred) through and as of the end of the quarterly period ended September 30, 2006. We cannot be certain that the measures we have taken to correct these deficiencies will ensure that we maintain adequate disclosure controls and procedures in the future. In addition, we may identify other material weaknesses or significant deficiencies in our disclosure controls and procedures that we have not discovered to date.

          We will also be required to document and test our internal control over financial reporting so that our management can certify as to the effectiveness of our internal control over financial reporting and our independent registered public accounting firm can render an opinion on management's assessment. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions, if any, or the impact of the same on our operations. The assessment of our internal control over financial reporting will require us to expend significant management and employee time and resources and incur significant additional expense. Our efforts to evaluate and document our internal control over financial reporting in order to test and determine any remediation actions that may be necessary and to fully implement the requirements relating to internal controls and all other aspects of related SEC rules and the Sarbanes Oxley Act of 2002 may not be successful and additional deficiencies or weaknesses in our controls and procedures may be identified. This result may subject us to adverse regulatory consequences, and there could also be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if we discover (or our independent registered public accounting firm reports) material weaknesses similar to those we identified relating to our disclosure controls and procedures. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our business, our financial condition and the market value of our common stock.

        We appreciate your consideration of this response. If you have further questions or comments, please contact the undersigned at (713) 308-0109.

Very truly yours,
ADAMS AND REESE LLP
/s/ Mark W. Coffin
Mark W. Coffin
cc:	Mr. Manuel Zuñiga Mr. Ed Caminos BPZ Energy, Inc.